
03056996

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.	**0000882253**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 28, 2003, Series 2003-3	**333-68542**

Name of Person Filing the Document
(If Other than the Registrant)


APR 29 2003
WASH, D.C.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: 

Name: Baron Silverstein

Title: Managing Director

Dated: April 28, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$892,095,750 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2003-3

Structured Asset Mortgage Investments, Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of April 1, 2003.

April 24, 2003

$892,095,750 (approx)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2003-3

Class	MLG	Certificate Size (1)	Expected Ratings (S&P/Moodys)	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
I-A-1	I	$5,009,400	AAA/Aaa	2.95%	WAC (3)	3 Yr. Hybrids	Group I Senior
I-X-A-1	I	Notional (4)	AAA/Aaa	2.95%	Fixed (4)	3 Yr. Hybrids	Group I Interest Only
I-A-2	I	$32,000,000	AAA/Aaa	2.95%	WAC (5)	3 Yr. Hybrids	Group I Senior
II-A-1	II	$25,000,000	AAA/Aaa	2.95%	WAC (6)	5 Yr. Hybrids	Group II Senior
II-X-A-1	II	Notional (7)	AAA/Aaa	2.95%	Fixed (7)	5 Yr. Hybrids	Group II Interest Only
II-A-2	II	$141,000,000	AAA/Aaa	2.95%	WAC (8)	5 Yr. Hybrids	Group II Senior
II-X-A-2	II	Notional (9)	AAA/Aaa	2.95%	Fixed (9)	5 Yr. Hybrids	Group II Interest Only
II-A-3	II	$30,000,000	AAA/Aaa	2.95%	WAC (10)	5 Yr. Hybrids	Group II Senior
II-X-A-3	II	Notional (11)	AAA/Aaa	2.95%	Fixed (11)	5 Yr. Hybrids	Group II Interest Only
II-A-4	II	$55,117,300	AAA/Aaa	2.95%	WAC (12)	5 Yr. Hybrids	Group II Senior
II-X-A-4	II	Notional (13)	AAA/Aaa	2.95%	Fixed (13)	5 Yr. Hybrids	Group II Interest Only
III-A-1	III	$192,871,000	AAA/Aaa	2.95%	WAC (14)	7 Yr. Hybrids	Group III Senior
III-A-2	III	$149,500,000	AAA/Aaa	2.95%	WAC (15)	7 Yr. Hybrids	Group III Senior
III-X-A-2	III	Notional (16)	AAA/Aaa	2.95%	Fixed (16)	7 Yr. Hybrids	Group III Interest Only
III-A-3	III	$152,751,600	AAA/Aaa	2.95%	WAC (17)	7 Yr. Hybrids	Group III Senior
III-X-A-3	III	Notional (18)	AAA/Aaa	2.95%	Fixed (18)	7 Yr. Hybrids	Group III Interest Only
IV-A-1	IV	$91,592,600	AAA/Aaa	2.95%	WAC (19)	10/1 Hybrids	Group IV Senior
B-1	All	$10,665,900	AA/Aa2	1.95%	WAC (20)	Total Portfolio	Crossed Subordinate
B-2	All	$7,883,700	A/A2	1.15%	WAC (20)	Total Portfolio	Crossed Subordinate
B-3	All	$5,564,900	BBB/Baa2	0.60%	WAC (20)	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) Up to and including the Distribution Date in [December 2005] the Class I-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage

Loans minus 0.871%. After the Distribution Date in [December 2005] the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 3.668%.

(4) Up to and including the Distribution Date in [December 2005], the Class I-X-A-1 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.871% per annum based on a notional balance equal to the Class I-A current principal balance. After [December 2005] the Class I-X-A-1 will not have a notional balance and will not bear interest.

(5) The Class I-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.539%.

(6) Up to and including the Distribution Date in [February 2008] the Class II-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans minus 0.843%. After the Distribution Date in [February 2008] the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.320%.

(7) Up to and including the Distribution Date in [February 2008], the Class II-X-A-1 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.843% per annum based on a notional balance equal to the Class II-A-1 current principal balance. After [February 2008] the Class II-X-A-1 will not have a notional balance and will not bear interest.

(8) Up to and including the Distribution Date in [February 2008], the Class II-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans minus 0.913%. After the Distribution Date in [February 2008] the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.250%.

(9) Up to and including the Distribution Date in [February 2008], the Class II-X-A-2 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.913% per annum based on a notional balance equal to the Class II-A-2 current principal balance. After [February 2008] the Class II-X-A-2 will not have a notional balance and will not bear interest.

(10) Up to and including the Distribution Date in [February 2008], the Class II-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans minus 0.873%. After the Distribution Date in [February 2008] the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.290%.

(11) Up to and including the Distribution Date in [February 2008], the Class II-X-A-3 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.873% per annum based on a notional balance equal to the Class II-A-3 current principal balance. After [February 2008] the Class II-X-A-3 will not have a notional balance and will not bear interest.

(12) Up to and including the Distribution Date in [February 2008], the Class II-A-4 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 3.526%. After the Distribution Date in [February 2008] the Pass-Through Rate will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group II Mortgage Loans.

(13) Up to and including the Distribution Date in [February 2008], the Class II-X-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to weighted average of the Net Rates of the Group II Mortgage Loans minus 3.526% per annum based on a notional balance equal to the Class II-A-3 current principal balance. After [February 2008] the Class II-X-A-3 will not have a notional balance and will not bear interest.

(14) The Class III-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.205%.

(15) Up to and including the Distribution Date in [March 2010], the Class III-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans minus 0.647%. After the Distribution Date in [March 2010] the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.557%.

(16) Up to and including the Distribution Date in [March 2010], the Class III-X-A-2 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.647% per annum based on a notional balance equal to the Class III-A-2 current principal balance. After [March 2010] the Class III-X-A-2 will not have a notional balance and will not bear interest.

(17) Up to and including the Distribution Date in [March 2010], the Class III-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans minus 1.135%. After the Distribution Date in [March 2010] the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.070%.

(18) Up to and including the Distribution Date in [March 2010], the Class III-X-A-3 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 1.135% per annum based on a notional balance equal to the Class III-A-3 current principal balance. After [March 2010] the Class III-X-A-3 will not have a notional balance and will not bear interest.

(19) The Class IV-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group IV Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.681%.

(20) The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Pass-Through Rates of all Senior Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.213%.

Depositor/Seller:	Structured Assets Mortgage Investments ("SAMI")
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Trustee/Paying Agent:	JP Morgan Chase Bank
Originators/Underlying Servicers:	The Underlying Servicers for the Mortgage Loans are Wells Fargo Home Mortgage, Inc. (approximately 54%), GMAC Mortgage Corporation (approximately 26%), US Bank (approximately 7%), Bank of America (approximately 6%), Cendant Mortgage Corporation (approximately 2%), Chevy Chase Bank, F.S.B. (approximately 2%), Countrywide Home Loans, Inc. (approximately 2%), Washington Mutual (approximately 1%) and Alliance Mortgage Company (approximately 0.2%). All of the Mortgage Loans were originated or acquired by their respective underlying servicer other than the loans serviced by Alliance which were originated by ELoan and 14% of the total pool being serviced by GMAC which was originally acquired from E*Trade.
Cut-off Date:	April 1, 2003
Closing Date:	April 30, 2003
Rating Agencies:	Standard & Poor's and Moody's Investors Service
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing May 27, 2003
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class B Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA: The Senior and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: Each Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: Each Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-4	$2,318,600	WAC (see footnote 20)
Class B-5	$1,854,900	WAC (see footnote 20)
Class B-6	$1,855,193	WAC (see footnote 20)

Collateral Description: As of April 1, 2003, the aggregate principal balance of the Mortgage Loans described herein is approximately $897 million. The Mortgage Loans are conventional, adjustable rate One-Year LIBOR, One-Year CMT or Six-Month LIBOR indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Each mortgage loan is fully amortizing over their original term (generally 30-years) other than approximately 22% of the mortgage pool that allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term.

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (information has been provided as of April 1, 2003):

MLG	Index (% of MLG)	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
I	1 Yr. CMT (82%) 1 Yr. LIBOR (18%)	4.19%	4.891%	4.539%	353	2.750%	2.398%	2.000%	2.000%	10.891%	31
II	1 Yr. CMT (39%) 1 Yr. LIBOR (48%) 6 Mo. LIBOR (13%)	28.83%	5.433%	5.163%	356	2.551%	2.281%	4.901%	1.897%	10.457%	57
III	1 Yr. CMT (95%) 1 Yr. LIBOR (1%) 6 Mo. LIBOR (4%)	56.85%	5.578%	5.205%	358	2.730%	2.356%	4.955%	1.988%	10.599%	82
IV	1 Yr. CMT (2%) 1 Yr. LIBOR (77%) 6 Mo. LIBOR (21%)	10.13%	5.955%	5.681%	357	2.570%	2.296%	4.855%	1.898%	11.029%	117
Totals		**100%**	**5.546%**	**5.213%**	**357**	**2.663%**	**2.330%**	**4.805%**	**1.953%**	**10.614%**	**76**

See the attached collateral descriptions for more information. NOTE: the information related to the Mortgage Loans described herein reflects information as of the April 1, 2003. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards:

The Mortgage Loans were underwritten to the guidelines of the respective originator as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates are cross-collateralized and provide credit enhancement for the Class A Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-A-1, Class I-X-A-1, Class I-A-2, Class II-A-1, Class II-X-A-1, Class II-A-2, Class II-X-A-2, Class II-A-3, Class II-X-A-3, Class II-A-4, Class II-X-A-4, Class III-A-1, Class III-A-2, Class III-X-A-2, Class III-A-3, Class III-X-A-3 and Class IV-A-1 Certificates at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof);
2. Payment of principal to the holders of the Class I-A-1, Class I-A-2, Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4, Class III-A-1, Class III-A-2, Class III-A-3 and Class IV-A Certificates in an amount equal to their respective Group's Senior Optimal Principal Amount; and
3. Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including April 2008. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to April 2006, 20% or b) after April 2006, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A Certificates, realized losses on the Group II Mortgage Loans will be allocated pro rata to the Class II-A Certificates, realized losses on the Group III Mortgage Loans will be allocated pro rata to the Class III-A Certificates and realized losses on the Group IV Mortgage Loans will be allocated pro rata to the Class IV-A Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BSARM 2003-03

BSARM 2003-03

PROD TYPE2	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg GROSS COUPON MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER CAP	Wtd Avg MARGIN	Wtd Avg ARM MAX RATE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg AGE	Wtd Avg REMAINING TERM	Wtd Avg LOAN TO VALUE	Wtd Avg FICO SCORE	Wtd Avg MO ROLL
1. 3 YR HYBRID	83	37,619,765.660	4.192	4.891	4.539	3.50	6.375	453,250.189	2.750	2.000	2.000	3	11	358	5.37	352.63	66.88	730.76	30.63
2. 5 YR HYBRID	572	258,750,506.060	28.831	5.433	5.163	4.13	6.500	452,361.025	2.551	4.901	1.897	3	10	359	3.43	355.87	67.68	731.77	56.57
3. 7 YR HYBRID	1,057	510,172,714.770	56.845	5.578	5.205	3.75	6.750	482,661.036	2.730	4.955	1.988	3	11	360	1.97	357.93	65.30	722.69	82.03
4. 10 YR HYBRI	206	90,938,022.090	10.133	5.955	5.681	4.00	6.925	441,446.709	2.570	4.855	1.898	3	11	360	2.81	357.19	66.06	732.96	117.19
TOTAL	1,918	897,481,008.580	100.000	5.546	5.213	3.50	6.925	467,925.448	2.663	4.805	1.953	3	11	360	2.62	357.04	66.13	726.71	76.10

Current Balance

CURRENT BALANCE	Group1	Group2	Group3	Group4	Total
- 100,000	0.00	0.03	0.00	0.68	0.08
100,001 - 150,000	0.37	0.06	0.22	1.18	0.28
150,001 - 200,000	0.00	0.07	0.46	2.53	0.54
200,001 - 250,000	0.00	0.09	0.33	3.03	0.52
250,001 - 300,000	0.76	0.10	1.00	2.13	0.84
300,001 - 350,000	12.54	14.50	6.96	8.70	9.54
350,001 - 400,000	16.32	19.98	17.40	10.09	17.36
400,001 - 450,000	20.47	16.14	14.51	11.69	14.95
450,001 - 500,000	12.67	14.00	13.22	9.47	13.04
500,001 - 550,000	6.97	8.53	10.19	9.73	9.53
550,001 - 600,000	15.36	7.83	7.10	6.31	7.58
600,001 - 650,000	8.47	9.31	10.58	11.10	10.18
650,001 - 700,000	3.69	0.53	2.94	4.49	2.43
700,001 - 750,000	0.00	1.71	1.57	4.07	1.80
750,001 - 800,000	0.00	1.20	2.75	0.85	2.00
800,001 - 850,000	0.00	0.96	0.82	2.75	1.02
850,001 - 900,000	2.39	0.66	1.20	0.97	1.07
900,001 - 950,000	0.00	0.71	1.47	0.00	1.04
950,001 - 1,000,000	0.00	3.06	6.00	5.41	4.84
1,000,001 +	0.00	0.52	1.27	4.84	1.36
TOTAL	100.00	100.00	100.00	100.00	100.00

Loan to Value

LOAN TO VALUE	Group1	Group2	Group3	Group4	Total
0.01 - 30.00	2.58	1.82	2.29	2.96	2.23
30.01 - 40.00	3.32	4.76	6.14	4.28	5.44
40.01 - 50.00	10.20	5.02	9.65	11.15	8.49
50.01 - 60.00	12.85	12.66	12.61	10.11	12.38
60.01 - 65.00	7.23	9.03	10.90	7.07	9.82
65.01 - 70.00	6.75	12.74	15.00	13.19	13.82
70.01 - 75.00	17.26	16.17	10.93	14.50	13.07
75.01 - 80.00	37.71	35.50	29.80	36.35	32.44
80.01 - 85.00	1.15	1.37	0.51	0.00	0.74
85.01 - 90.00	0.97	0.77	1.46	0.22	1.11
90.01 - 95.00	0.00	0.15	0.26	0.17	0.21
95.01 - 100.00	0.00	0.00	0.45	0.00	0.25
TOTAL	100.00	100.00	100.00	100.00	100.00

BSARM 2003-03

Gross Rate

CURRENT GROSS COUPON	1	2	3	4	Total
- 4.999	65.43	7.89	3.04	2.74	7.02
5.000 - 5.249	14.58	13.58	3.01	1.26	6.36
5.250 - 5.499	5.36	24.88	15.96	1.27	16.60
5.500 - 5.749	4.09	29.05	45.32	9.67	35.29
5.750 - 5.999	2.11	20.47	27.82	32.35	25.08
6.000 - 6.249	6.13	3.33	3.77	29.14	6.31
6.250 - 6.499	2.29	0.62	0.16	17.45	2.13
6.500 - 6.749	0.00	0.18	0.87	5.95	1.15
6.750 - 6.999	0.00	0.00	0.05	0.17	0.05
TOTAL	100.00	100.00	100.00	100.00	100.00

Credit Score

FICO SCORE	1	2	3	4	Total
- 600	1.00	0.20	2.36	0.27	1.47
601 - 620	0.00	0.00	1.07	1.28	0.74
621 - 640	2.51	1.86	3.27	1.31	2.63
641 - 660	5.84	3.13	6.01	4.72	5.04
661 - 680	2.25	8.29	10.66	6.67	9.22
681 - 700	17.58	12.42	14.17	7.70	13.16
701 - 720	9.82	13.41	9.51	15.89	11.30
721 - 740	17.80	13.99	9.80	12.76	11.64
741 - 760	16.69	16.71	13.01	16.84	14.62
761 - 780	8.27	16.68	17.16	18.89	16.83
781 - 800	16.19	11.19	10.64	10.64	11.03
801 +	2.05	2.11	2.32	3.03	2.32
TOTAL	100.00	100.00	100.00	100.00	100.00

Original Term

STATED ORIGINAL TERM	1	2	3	4	Total
121 - 180	0.00	0.32	0.00	0.00	0.09
181 - 240	1.66	0.00	0.08	0.00	0.12
241 - 359	0.00	0.22	0.00	0.00	0.06
360 - 360	98.34	99.46	99.92	100.00	99.73
TOTAL	100.00	100.00	100.00	100.00	100.00

Gross Margin

GROSS COUPON MARGIN	1	2	3	4	Total
2.000 - 2.249	0.00	0.17	1.20	9.64	1.71
2.250 - 2.499	0.00	36.04	2.26	21.60	13.86
2.500 - 2.749	0.00	8.05	0.09	0.00	2.37
2.750 - 2.999	100.00	54.90	96.46	68.76	81.82
3.000 - 3.249	0.00	0.84	0.00	0.00	0.24
TOTAL	100.00	100.00	100.00	100.00	100.00

Maximum Rate

ARM MAX RATE	1	2	3	4	Total
8.500 - 8.999	0.00	0.00	0.14	0.00	0.08
9.000 - 9.499	0.00	1.03	0.38	0.56	0.57
9.500 - 9.999	1.17	6.71	2.42	2.18	3.58
10.000 - 10.499	13.14	36.78	19.39	2.88	22.47
10.500 - 10.999	51.12	49.34	71.69	42.55	61.43

Maximum Rate					
ARM MAX RATE	1	2	3	4	Total
11.000 - 11.499	19.94	5.39	3.12	38.57	8.07
11.500 - 11.999	6.21	0.75	2.01	5.45	2.17
12.000 - 12.499	8.42	0.00	0.77	6.59	1.46
12.500 - 12.999	0.00	0.00	0.09	0.67	0.12
13.000 - 13.499	0.00	0.00	0.00	0.55	0.06
TOTAL	100.00	100.00	100.00	100.00	100.00

State					
STATE	1	2	3	4	Total
AL	0.00	0.00	0.23	0.00	0.13
AR	0.00	0.23	0.09	0.00	0.12
AZ	2.53	1.00	0.76	0.97	0.93
CA	10.72	57.21	62.48	25.42	55.04
CO	8.83	3.45	3.00	9.54	4.04
CT	0.00	0.58	1.14	2.36	1.06
DC	0.00	0.16	0.55	0.00	0.36
DE	0.00	0.00	0.07	0.50	0.09
FL	0.00	1.77	1.87	8.46	2.43
GA	0.00	0.85	2.53	0.82	1.76
HI	0.00	0.00	0.55	0.17	0.33
IA	0.00	0.00	0.08	0.00	0.05
IL	3.29	4.82	1.96	1.21	2.77
IN	0.00	0.00	0.00	0.40	0.04
KS	1.19	0.91	0.22	0.99	0.54
KY	0.00	0.00	0.11	0.00	0.06
LA	0.00	0.14	0.00	0.11	0.05
MA	1.55	2.05	1.07	14.05	2.69
MD	0.00	0.40	2.44	0.58	1.56
ME	0.00	0.00	0.18	0.00	0.10
MI	4.32	5.62	1.09	2.06	2.63
MN	21.06	3.16	1.29	0.00	2.53
MO	19.67	1.03	0.64	0.00	1.49
MS	0.00	0.00	0.00	0.34	0.03
MT	0.00	0.10	0.00	0.99	0.13
NC	1.25	1.63	0.75	1.89	1.14
NE	0.00	0.14	0.17	0.00	0.13
NH	0.00	0.14	0.00	0.54	0.10
NJ	5.77	1.78	2.52	6.15	2.81
NM	0.00	0.88	0.08	0.49	0.35
NV	1.12	0.59	0.42	0.45	0.50
NY	0.00	0.99	2.91	5.55	2.50
O	0.00	0.44	0.00	0.00	0.13
OH	4.68	1.04	0.23	0.00	0.63
OK	0.00	0.18	0.18	0.00	0.15
OR	0.00	0.95	0.71	0.00	0.68
PA	1.55	0.82	0.87	1.48	0.95
SC	0.76	0.50	0.16	1.37	0.40
TN	1.70	0.65	0.00	0.36	0.30
TX	1.00	0.98	3.10	8.56	2.95
UT	1.13	0.32	0.44	0.84	0.47
VA	0.00	2.34	3.30	2.22	2.78
VT	0.00	0.37	0.00	0.00	0.11

BSARM 2003-03

State

STATE	1	2	3	4	Total
WA	4.90	1.77	1.48	1.11	1.67
WI	2.96	0.00	0.28	0.00	0.28
WY	0.00	0.00	0.06	0.00	0.03
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Net Rate

CURRENT NET COUPON	1	2	3	4	Total
- 4.999	80.94	25.03	11.37	4.00	17.48
5.000 - 5.249	4.43	22.51	31.33	2.09	24.70
5.250 - 5.499	5.24	28.49	43.23	11.75	34.20
5.500 - 5.749	2.87	19.99	11.97	31.80	15.91
5.750 - 5.999	5.60	3.31	1.27	30.62	5.01
6.000 - 6.249	0.92	0.67	0.63	14.12	2.02
6.250 - 6.499	0.00	0.00	0.20	5.45	0.67
6.500 - 6.749	0.00	0.00	0.00	0.17	0.02
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Remaining Term

REMAINING TERM	1	2	3	4	Total
121 - 179	0.00	0.32	0.00	0.00	0.09
181 - 240	1.66	0.00	0.08	0.00	0.12
241 - 359	98.34	99.50	97.64	99.47	98.39
360 - 360	0.00	0.18	2.28	0.53	1.40
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Purpose

LOAN PURP	1	2	3	4	Total
CASH OUT REFINANCE	25.31	25.26	15.85	16.97	19.07
PURCHASE	16.89	24.78	23.04	29.48	23.93
RATE/TERM REFINANCE	57.81	49.95	61.12	53.55	56.99
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Occupancy

OCCTYPE	1	2	3	4	Total
INVESTOR	0.00	0.21	0.00	0.38	0.10
OWNER OCCUPIED	97.62	96.22	96.34	92.99	96.02
SECOND HOME	2.38	3.56	3.66	6.63	3.88
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Property Type

PROPTYPE	1	2	3	4	Total
2-4 FAMILY	0.00	0.35	1.04	0.00	0.69
CO-OP	0.00	0.00	0.20	0.00	0.12
CONDO	1.00	4.55	4.79	7.82	4.87
HIRISE-CONDO	0.00	0.00	2.28	0.00	1.29
PUD	29.21	24.68	1.09	19.62	10.95
SINGLE FAMILY	69.79	70.35	90.52	72.56	82.02
TOWNHOUSE	0.00	0.07	0.07	0.00	0.06
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

BSARM 2003-03

Months to Roll

MO ROLL	1	2	3	4
19 - 24	5.13	0.00	0.00	0.00
25 - 30	31.64	0.00	0.00	0.00
31 - 36	63.23	0.00	0.00	0.00
43 - 48	0.00	0.21	0.00	0.00
49 - 54	0.00	11.26	0.00	0.00
55 - 60	0.00	88.54	0.00	0.00
67 - 72	0.00	0.00	0.18	0.00
73 - 78	0.00	0.00	1.07	0.00
79 - 84	0.00	0.00	98.75	0.00
103 - 108	0.00	0.00	0.00	0.58
109 - 114	0.00	0.00	0.00	3.24
115 - 120	0.00	0.00	0.00	96.18
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**

Documentation

DOCTYPE	Group 1	Group 2	Group 3	Group 4	Total
ALT INCOME	0.00	0.00	0.05	1.73	0.20
ASSET ONLY	0.00	0.00	14.80	1.60	8.58
FULL DOCUMENTATION	0.00	46.28	62.12	6.31	49.30
FULL/ALT	81.78	11.38	1.93	11.98	9.02
GMAC SELECT	5.20	6.11	0.14	0.00	2.06
GMAC SUPER SELECT	0.00	0.00	0.00	4.33	0.44
INCOME ONLY	0.00	0.00	7.70	0.87	4.47
LOW DOC	0.00	2.18	0.00	0.00	0.63
NO DOCUMENTAION	0.00	0.00	11.95	0.58	6.85
NO INCOME/FULL ASSET	0.00	0.00	0.12	2.67	0.34
NO RATIO	0.00	0.29	0.00	0.00	0.08
RAPID	0.00	0.73	0.00	0.00	0.21
REDUCED DOCUMENTATION	0.00	0.14	0.00	9.52	1.00
RELOCATION	0.00	0.31	0.13	0.68	0.23
STANDARD DOCUMENTATION	11.97	8.94	0.87	54.17	9.06
STATED INCOME	1.05	23.64	0.19	3.95	7.37
STREAMLINE	0.00	0.00	0.00	1.61	0.16
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Issuer

POOL1	1	2	3	4	Total
BOA	0.00	21.51	0.00	0.00	6.20
CENDANT	0.00	0.68	1.92	10.19	2.32
CHEVY	0.00	0.41	2.26	7.26	2.14
COUNTRYWIDE	0.00	0.00	0.00	16.01	1.62
ELOAN	0.00	0.44	0.09	0.00	0.18
ETRADE	0.00	48.87	0.00	0.00	14.09
GMAC	18.22	14.42	1.17	63.09	11.98
USBANK	81.78	10.97	0.00	0.00	6.59
WAMU	0.00	2.70	0.00	0.00	0.78
WELLS	0.00	0.00	94.57	3.45	54.11
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**